UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Wireless Facilities, Inc.

(Name of Issuer)

Common Stock Par Value $0.001

(Title of Class of Securities)

97653A103

(CUSIP Number)

November 4, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,933,000 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 1,933,000 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,933,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 1,933,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 1,933,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,933,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,400 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 46,400 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,400 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,600 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 20,600 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,600 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 67,000 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 67,000 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,000 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,743,892 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 4,743,892 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,743,892 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 4,743,892 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 4,743,892 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,743,892 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 76,136 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 76,136 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,136 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 76,136 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 76,136 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,136 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 6,835,202 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 6,835,202 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,835,202 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 6,835,202 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 6,835,202 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,835,202 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,255 Shares of Common Stock

	6.	Shared Voting Power 2,015,174 Shares of Common Stock

	7.	Sole Dispositive Power 5,255 Shares of Common Stock

	8.	Shared Dispositive Power 2,015,174 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,429 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,773 Shares of Common Stock

	6.	Shared Voting Power 6,840,369 Shares of Common Stock

	7.	Sole Dispositive Power 16,773 Shares of Common Stock

	8.	Shared Dispositive Power 6,840,369 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,857,142 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 6,837,418 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 6,837,418 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,837,418 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,848 Shares of Common Stock

	6.	Shared Voting Power 6,835,202 Shares of Common Stock

	7.	Sole Dispositive Power 31,848 Shares of Common Stock

	8.	Shared Dispositive Power 6,835,202 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,867,050 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,046 Shares of Common Stock

	6.	Shared Voting Power 4,820,028 Shares of Common Stock

	7.	Sole Dispositive Power 2,046 Shares of Common Stock

	8.	Shared Dispositive Power 4,820,028 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,074 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners VI, Limited Partnership 06-1412578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,828 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 14,828 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,828 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates VI, LLC 06-1412579

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 14,828 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 14,828 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,828 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VI Affiliates Fund, Limited Partnership 06-1414970

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 346 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 346 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 97653A103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VI Affiliates, LLC 06-1414968

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 346 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 346 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO-LLC

Schedule 13G
Amendment No. 4
Common Stock Par Value $0.001

CUSIP No. 97653A103

Item 1.
(a)	Name of Issuer Wireless Facilities, Inc.
(b)	Address of Issuer's Principal Executive Offices 4810 Eastgate Mall San Diego, California 92121

Item 2.
(a)

Name of Person Filing
Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Investment Partners VI, Limited Partnership

Oak Associates VI, Limited Partnership

Oak VI Affiliates Fund, Limited Partnership

Oak VI Affiliates, LLC

Oak Management Corporation

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

(b)	Address of Principal Business Office or, if none, Residence c/o Oak Management Corporation One Gorham Island Westport, Connecticut 06880
(c)	Citizenship Please refer to Item 4 on each cover sheet for each filing person.
(d)	Title of Class of Securities Common stock, par value $0.001 per share
(e)	CUSIP Number 97653A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 62,278,620 shares of Common Stock outstanding as of November 4, 2003, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2003, plus (i) shares issuable upon exercise of options to acquire Common Stock and (ii) shares issuable upon the conversion of Series B Preferred Stock as described herein.

Amounts shown as beneficially owned by each of Oak Investment X, Oak Associates X, LLC, Oak Management Corporation (“Oak Management”), Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) optiVons to purchase 19,684 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak Investment X and (ii) the 1,968,400 shares of Common Stock into which the shares of Series B Preferred Stock held by Oak Investment X may be converted.

Amounts shown as beneficially owned by each of Oak Affiliates X, Oak X Affiliates, LLC, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include (i) options to purchase 316 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak Affiliates X and (ii) the 31,600 shares of Common Stock into which the shares of Series B Preferred Stock held by Oak Affiliates X may be converted.

Amounts shown as beneficially owned by each of Oak Investment Partners IX, Limited Partnership (“Oak Investment IX”), Oak Associates IX, LLC, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Gerald R. Gallagher, Fredric W. Harman and Ann H. Lamont include the 1,933,000 shares of Common Stock into which the shares of Series B Preferred Stock held by Oak Investment IX may be converted.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund—A, Limited Partnership (“Oak Affiliates-A IX”), Oak IX Affiliates, LLC, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Gerald R. Gallagher, Fredric W. Harman and Ann H. Lamont include the 46,400 shares of Common Stock into which the shares of Series B Preferred Stock held by Oak Affiliates-A IX may be converted.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund, Limited Partnership (“Oak Affiliates IX”), Oak IX Affiliates, LLC, OakV Management, Bandel L. Carano, Edward F. Glassmeyer, Gerald R. Gallagher, Fredric W. Harman and Ann H. Lamont include the 20,600 shares of Common Stock into which the shares of Series B Preferred Stock held by Oak Affiliates IX may be converted.

Amounts shown as beneficially owned by Edward F. Glassmeyer include 5,167 shares of Common Stock held by a trust of which members of Mr. Glassmeyer’s immediate family are the beneficiaries and the trustee.

Amounts shown as beneficially owned by Fredric W. Harman include 2,216 shares of Common Stock held by a trust of which Mr. Harman is a trustee.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature :

Dated: November 12, 2003

Entities:

Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Investment Partners X, Limited Partnership
Oak Associates X, LLC
Oak X Affiliates Fund, Limited Partnership
Oak X Affiliates, LLC
Oak Investment Partners VI, Limited Partnership
Oak Associates VI, Limited Partnership
Oak VI Affiliates Fund, Limited Partnership
Oak VI Affiliates, LLC
Oak Management Corporation
	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod
	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons

EXHIBIT B	Power of Attorney previously filed with the Commission
on February 7, 2003